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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number 29606

SHARPE RESOURCES CORPORATION

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Sharpe Resources Corporation (Registrant) Date: May 14, 2008 By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the year ending December 31, 2007. The MD&A was prepared as of April 21, 2008 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2007 of the Corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is continued under the New Brunswick Business Corporation Act and its common shares are listed in the United Sates on the OTC:BB symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

The Corporation is considered in the exploration stage as of January 1, 2002 as it started disposing of its interest in petroleum and natural gas properties that year. The Corporation completed the disposal of these properties during the fiscal year ended on December 31, 2005. The Corporation is currently engaged in the development of coal projects in the central Appalachian region of the eastern United States.

Results of Operations

The net loss for the year ending December 31, 2007 was $ 255,827as compared to the net loss of $344,752 for the year ending December 31, 2006 a decrease of $88,925. Revenue decreased from $20,885 for the year ending December 31, 2006 to $10,808 in 2007. Revenue consists of $2,202 in interest income and $8,606 in various small override interests in petroleum and natural gas properties.

Operating and Administrative expenses for the year ending December 31, 2007 were $266,635 compared to $287,512 for the year ending December 31, 2006. General and Administrative expenses increased from $74,178 for the year ending December 31, 2006 to $110,547 for the year ending December 31, 2007. Management fees decreased from $154,000 the year ending December 31, 2006 to $15,000 the year ending December 31, 2007. Stock option compensation increased from zero in 2006 to $90,232 in 2007 as a result of 1,600,000 options granted to purchase common shares of the Company on May 15, 2007. The options are exercisable at CDN $0.10 and expire on May 15, 2012. The fair value of these stock options was estimated at $90,232 (CDN $102,400) using the Black-Scholes option pricing model using the following assumptions: Dividend yield, 0%, risk-free interest rate, 4.21%, expected volatility, 153.8% and an expected life of 5 years. These options were fully vested and expensed upon granting.

Liquidity and Capital Resources

The Corporation’s cash balance at December 31, 2007 was $304,548 compared to $204,866 at December 31, 2006. Total assets at December 31, 2007 were $554,548 compared to $454,866 at December 31, 2006.

There was little change in current liabilities at December 31, 2007 which were $845,517 compared to $808,240 at December 31, 2006 a difference of $37,277. Accounts payable increased from $110,209 at December 31, 2006 to $147,486 at December 31, 2007.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 46,619,863 are outstanding at December 31, 2007. At December 31, 2007 the Corporation had outstanding options to purchase 3,511,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2010 to May 2012 There are no warrants outstanding at December 31, 2007.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

			2006	2005
Selected Operating Data
Revenue	$10,808	$20,885	$17,644
Production Costs	($26,210)	($32,544)	($5,648)
Expenses	($225,425)	($100,968)	($139,078)
Management Fee	($15,000)	($154,000)	$0
Gain on disposal of asset	$0	$0	$416,320
Write-off of an option to acquire
mineral property	$0	($78,125)	$0
Net (loss) income for the period	($255,827)	($344,752)	$289,238
(Loss) earnings per share -basic	($0.01)	($0.01)	$0.01
(Loss) earnings per share -diluted	($0.01)	($0.01)	$0.01

Selected Balance Sheet Data 2007 2006 2005

Total Assets $554,548 $454,866 $417,695
Long Term Debt $0 $0 $0
Capital Stock ($11,463,430) ($11,174,108) ($10,999,986)
Warrants ($0) ($204,408) $0
Deficit ($12,020,861) ($11,765,034) ($11,420,282)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

3 Mos.	3 Mos.	3 Mos.	3 Mos.
Ending Dec.	Ending Sept	Ending June	Ending Mar
31 2007	30 2007	30 2007	31, 2007
Revenue	$645	$394	$9,134	$635
Expenses	($60,752)	($16,593)	($134,547)	($54,743)
Write-off
the Option	$0	$0	$0	$0
Net Income
(Loss)	($60,107)	($16,199)	($125,413)	($54,108)
Net Income
(Loss) per
Common
share basic
and diluted	($0.01)	($0.00)	($0.00)	($0.00)
Transactions with Related Parties
3 Mos.	3 Mos.	3 Mos.	3 Mos.
Ending Dec.	Ending Sept.	Ending	Ending Mar
31, 2006	30, 2006	June 30,	31,2006
		2006
$2,198	$5,955	$6,821	$5,911
($49,935)	($16,186)	($49,340)	($172,051)
($78,125)	$0	$0	$0
($125,862)	($10,231)	($42,519)	($166,140)
($0.01)	$0.00	$0.00	$0.00

Following is a summary of the related party transactions of the Corporation for the last three years ending December 31:
	2007		2006	2005
Due From Related Party	Standard Energy Company (i)	$250,000 $250,000	$250,000 $250,000	$0 $0
Due To Related Parties	Roland M. Larsen (ii) Royal Standard Minerals Inc. (iii)	$25,400 $108,813 $134,213	$25,400 $108,813 $134,213	$25,500 $109,082 $134,582
(i)
Standard Energy Company is related by virtue of its ownership by an officer and director of the Corporation. The loan receivable is unsecured, non-interest bearing and no date set for its repayment. On January 7, 2008, the Company acquired 100% interest in Standard Energy Company as described in the subsequent events note.
(ii)
This loan is payable to an officer and director of the Corporation. It bears interest at 8 percent and has no date set for its repayment. The interest payable on this loan has been accrued but not yet been paid.

(iii) RSM is a related company by virtue of common management and common directors. The loan payable is unsecured, non-interest bearing and no date set for its repayment.

During the year ended December 31, 2007, management fees of $15,000 (December 31, 2006 -$154,000) were paid to a director and officer of the Corporation.

These transactions are in the normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm’s length equivalent value).

Changes in Accounting Policies

Changes in accounting policies are explained in detail in Note 2 of the Corporation’s Consolidated Financial Statements for the Years Ended December 31, 2007, 2006 and 2005.

Subsequent Events

  On January 7, 2008, the Company has acquired a 100% interest in Standard Energy Company. The cash and stock transaction includes a cash payment of $250,000and the issuance of 2 million shares of the Corporation’s common stock valued at $0.25 per share and is subject to regulatory approvals. Standard Energy’s primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia.

  On April 1, 2008, Standard Energy, the Company’s new wholly-owned subsidiary entered into a purchase agreements to acquire a 40% interest in the first coal mine property in Eastern Kentucky. The terms of the transaction include a payment of $250,000 and specific expenditure commitments in regard to accelerating the development of this property. The Lawrence County, Kentucky property is permitted and bonded and is in a position to commence production immediately.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation’s ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results to be different than anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.sharpe-resources.com.

\s\ Roland M. Larsen

Roland M. Larsen President

Heathsville, VA April 21, 2008